Exhibit 99.2

Bon Natural Life

Bon Natural Life Limited Announces Record First Half-Year Revenue and Net Income

-1H-2021 Revenue increases by 63.6% to $11.7 million-

Xian, China, August 17, 2021 — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), one of the leading bio-ingredient solutions providers in the natural, health and personal care industries, today announced its half-year financial results for the six months ended March 31, 2021.

1H-2021 Financial Highlights

●	Total net revenues were US$11.7 million, representing a 63.6% increase from US$7.1 million for the same period in 2020.
●	Gross profit increased by 32.2% to US$3.4 million from US$2.6 million for the same period in 2020.
●	Net income increased by 43.9% to US$2.30 million from US$1.59 million for the same period in 2020.
●	Diluted earnings per share (“EPS”) was $0.40, compared to $0.30 for the same period in 2020.
●	Cash flow from operations was $2.0 million, compared to $0.5 million for the same period in 2020.

Management Commentary

“The accelerating growth in our record revenue and earnings is a great way to mark our first reported results as a public company and creates a solid foundation for us to build upon,” said Richard Hu, BON’s Chairman & CEO. “Our well-known brand combined with our quality product offering provide a great value proposition to our customers and has positioned us to gain additional market share during this time of increased demand. I am encouraged by the pace of our new business wins this year as well as the robust growth of our sales pipeline. We will continue to optimize our sales strategy to shift to larger enterprise clients and to lower our manufacturing cost to support sustainable long-term profitability. I want to recognize our hardworking team for their tireless efforts and thank our loyal customers for their trust in us. The timing of our expansion with the Yumen Plant could not come at a more opportune time. We are seeing more demand for our products and this new facility will come online just in time for us to meet our customers’ requirements. We are confident that our technology, business model and strategy would enable us to gain more market share and maintain our growth momentum.”

1H-2021 Product Categories Summary: Growth vs. Prior Year

	Revenues increase (decrease)	Gross Profits increase (decrease)
Fragrance Compounds	133.0%	226.9%
Health Supplements (Powder Drinks)	338.4%	306.0%
Bioactive Food Ingredients	(69.7%)	(79.0%)

Fragrance Compounds

●	Revenue from sales of fragrance compound products increased by 133.0% to US$6.0 million from US$2.6 million for the same period in 2020. The increase was primarily attributable to the increase in sales volume and average selling price.
●	Gross profit from fragrance compound increased by 226.9% from US$358.3 thousand to US$1.2 million for the same period in 2020. The increase was attributable to the increase in sales volume, increase in average order size, and average selling price.

Bon Natural Life

Health Supplements (Powder Drinks)

●	Revenue from sales of health supplement (powder drinks) products increased by 338.4% to US$4.7 million from US$1.1 million for the same period in 2020. The increase was attributable to the increase in sales volume.
●	Gross profit from health supplement (powder drinks) increased by 306.0% from US$452.3 thousand to US$1.8 million for the same period in 2020. The increase was primarily due to the increase in sales volume, which is a result of the increased number of customers, partially offset by the increase in average unit cost.

Bioactive Food Ingredients

●	Revenue from sales of bioactive food ingredient products decreased by 69.7% to US$1.1 million from US$3.5 million for the same period in 2020. The decrease was mainly attributable to a decrease in sales volume and average selling price as we received less customer orders of stachyose, our major bioactive food ingredient product, when COVID-19 spread had been subdued in China during six months ended March 31, 2021.
●	Gross profit of our bioactive food ingredient products decreased by 79.0% to $365.9 thousand from $1.7 million for the same period in 2020. This decrease was primarily due to the decrease in sales volume and average selling price for the above referenced reason.

General and administrative expenses decreased by $132,164, or approximately 16.3%, from $811,799 in the six months ended March 31, 2020, to $679,635 in the same period of 2021, mainly attributable to a $197,327 decrease in professional consulting service fees during the six months ended March 31, 2021, as the Company incurred higher consulting service fees and higher audit fees in connection with our IPO in the six months ended March 31, 2020.

Government subsidies received in the form of a grant and recognized as other operating income totaled $446,910 and $332,418 in the six months ended March 31, 2021 and 2020, respectively.

Net income increased from $1.6 million in the six months ended March 31, 2020 to $2.3 million in the same period of 2021.

Net cash provided by operating activities during the six months ended March 31, 2021 was $2.0 million compared to $0.5 million in the same period of 2020.

Diluted earnings per share (“EPS”) was $0.40, compared to $0.30 for the same period in 2020.

Investors are encouraged to review the Company’s complete financial statements and related disclosures for additional information. These materials are available at https://www.sec.gov/edgar/browse/?CIK=1816815&owner=exclude.

Subsequent Events

●	On July 6, 2021, the Company received the certificate of a land use right for the future site of its third production facility in the city of Yumen, and officially broke ground on construction on July 29th
●	Mr. Hu was a keynote speaker at the WPE-WHPE 2021, the largest natural health industry exhibition in China which was held between July 28th and July 30th in 2021.

Investor Conference Call and Webcast

A live webcast to discuss the Company’s 1H 2021 financial results will be held on August 17, 2021, beginning at 8:30 a.m. EST. The webcast and accompanying slide presentation may be accessed on the Company’s IR website at https://ir.bnlus.com/events-presentations/. The webcast also can be accessed by using the direct link: https://services.choruscall.com/mediaframe/webcast.html?webcastid=WCdGNEV5

Bon Natural Life

For those unable to listen to the live webcast, a recorded version will be available on the Company’s website after the event.

Pre-registration: https://dpregister.com/sreg/10159604/ec6c783af0

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the operator. Participants may pre-register at any time, up to and including after the time that the call has started.

Those without internet access or unable to pre-register may dial in by calling:

U.S. Toll Free: 1-866-777-2509 | International Toll: 1-412-317-5413

About Bon Natural Life Limited

The Company focuses on the manufacturing of personal care ingredients, such as plant extracted fragrance compounds for perfume and fragrance manufacturers, natural health supplements such as powder drinks and bioactive food ingredient products mostly used as food additives and nutritional supplements by their customers. For additional information, please visit the Company’s website at www.bnlus.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the natural, health and personal care market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

In the United States:	In China:
Maggie Zhang Impact IR	Sophie Zhang Impact IR
Phone: (646) 893-8916	Email: maggie.zhang@irimpact.com
Email: sophie.zhang@irimpact.com

Bon Natural Life

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31, 2021	September 30, 2020
ASSETS
CURRENT ASSETS
Cash	$1,040,607	$53,106
Accounts receivable, net	8,869,747	5,771,008
Inventories, net	1,446,516	1,016,442
Advance to suppliers, net	1,894,359	3,491,145
Deferred initial public offering costs	984,162	510,079
Prepaid expenses and other current assets	106,786	7,434
TOTAL CURRENT ASSETS	14,342,177	10,840,214

Property, plant and equipment, net	14,590,470	14,171,963
Intangible assets, net	144,126	140,993
Right-of-use lease assets, net	229,532
Deferred tax assets, net	37,032	49,059
TOTAL ASSETS	$29,343,337	$25,202,229

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	$1,823,215	$1,289,081
Current portion of long-term loans	2,318,528	1,227,346
Third party loans	-	690,327
Accounts payable	577,311	1,288,629
Due to related parties	1,019,128	2,322,990
Taxes payable	5,688,786	4,402,625
Accrued expenses and other current liabilities	1,275,936	442,582
Finance lease liabilities, current	148,983	33,389
Operating lease liability, current	57,051
TOTAL CURRENT LIABILITIES	$12,908,938	$11,696,969
Long-term loans	2,106,180	2,482,251
Finance lease liabilities, noncurrent	110,499	-
Operating lease liability, noncurrent	176,701	-
TOTAL LIABILITIES	15,302,318	14,179,220

COMMITMENTS AND CONTINGENCIES EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 5,800,000 shares issued and outstanding as of March 31, 2021 and September 30, 2020 *	$580	$580
Additional paid in capital	5,567,873	5,251,205
Statutory reserve	579,922	579,922
Retained earnings	7,384,071	5,072,672
Accumulated other comprehensive income (loss)	15,421	(388,102)
TOTAL BON NATURAL LIFE LIMITED SHAREHOLDERS’ EQUITY	13,547,867	10,516,277
Non-controlling interest	493,152	506,732
Total equity	14,041,019	11,023,009
TOTAL LIABILITIES AND EQUITY	$29,343,337	$25,202,229

*Retrospectively restated for effect of 1-for-3 shares reverse split.

Bon Natural Life

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2021	2020

REVENUE	$11,698,830	$7,149,785
COST OF REVENUE	(8,325,148)	(4,597,617)
GROSS PROFIT	3,373,682	2,552,168

OPERATING EXPENSES
Selling expenses	(52,666)	(59,765)
General and administrative expenses	(679,635)	(811,799)
Research and development expenses	(106,998)	(128,481)
Total operating expenses	(839,299)	(1,000,045)

INCOME FROM OPERATIONS	2,534,383	1,552,123

OTHER INCOME (EXPENSES)
Interest income	294	451
Interest expense	(197,168)	(172,913)
Unrealized foreign transaction exchange gain (loss)	(65,691)	(4,300)
Government subsidies	446,910	332,418
Other income	41,548	136,482
Total other income (expenses)	225,893	292,138

INCOME BEFORE INCOME TAX PROVISION	2,760,276	1,844,261

INCOME TAX PROVISION	(465,077)	(249,766)

NET INCOME	2,295,199	1,594,495
Less: net income (loss) attributable to non-controlling interest	(16,200)	61,317
NET INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	2,311,399	1,533,178

OTHER COMPREHENSIVE INCOME (LOSS)
Total foreign currency translation adjustment	406,143	32,468
TOTAL COMPREHENSIVE INCOME	2,701,342	1,626,963
Less: comprehensive income (loss) attributable to non-controlling interest	(13,580)	59,939
COMPREHENSIVE INCOME ATTRIBUTABLE TO BON NATURAL LIFE LIMITED	$2,714,922	$1,567,024

EARNINGS PER SHARE
Basic and diluted	$0.40	$0.30

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted*	5,800,000	5,166,667

* Retrospectively restated for effect of reverse split.

Bon Natural Life

BON NATURAL LIFE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2021	2020

Cash flows from operating activities
Net income	$2,295,199	$1,594,495
Adjustments to reconcile net income to cash provided by operating activities
Allowance for doubtful accounts	6,323	23,316
Depreciation and amortization	117,888	134,457
Deferred income tax	13,879	(19,459)
Amortization of operating lease right-of-use assets	26,195	-
Unrealized foreign currency exchange loss	65,691	4,300
Changes in operating assets and liabilities:
Accounts receivable	(2,898,493)	(410,656)
Inventories	(391,958)	482,914
Advance to suppliers	1,738,442	(1,787,999)
Prepaid expenses and other current assets	(99,108)	17,251
Accounts payable	(760,103)	(809,818)
Operating lease liabilities	(21,975)	-
Taxes payable	1,120,847	905,514
Accrued expenses and other current liabilities	786,942	412,845
Net cash provided by operating activities	1,999,769	547,160

Cash flows from investing activities
Purchase of property and equipment	(715)	(26,957)
Capital expenditures on construction-in-progress	-	(403,911)
Net cash used in investing activities	(715)	(430,868)

Cash flows from financing activities
Proceeds from short-term loans	943,517	601,833
Proceeds from long-term loans	685,067	41,001
Repayment of short-term loans	(457,729)	(1,211,475)
Repayment of long-term loans	(109,382)	-
Proceeds from (repayment of) borrowings from related parties	(1,391,813)	393,367
Proceeds from (repayment of) third party loans	(716,574)	76,797
Principal payment from (repayment of) finance lease	254,970	(195,863)
Payment for deferred initial public offering costs	(155,557)	(42,705)
Net cash used in financing activities	(947,501)	(337,045)

Effect of changes of foreign exchange rates on cash	(64,052)	15,605
Net increase (decrease) in cash	987,501	(205,148)
Cash, beginning of year	53,106	293,771
Cash, end of year	$1,040,607	$88,623

Supplemental disclosure of cash flow information
Cash paid for interest expense	$215,268	$172,913
Cash paid for income tax	$1,424	$-
Supplemental disclosure of non-cash investing and financing activities
Amortization of share-based compensation for initial public offering services	$316,668	$-
Right-of-use assets obtained in exchange for operating lease obligations	255,811	-